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File No. 82-5241
March 8, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


02028780

SUPPL

Re: Dentsu Inc. – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. News Release Letter
   Title: Dentsu to Participate in New Holding Company
   Formed by the Merger of Publicis and Bcom3

If you have any further questions or requests for additional information please do not hesitate to contact Mr. Seiichiro Hayata at 011-813-5551-5620 (telephone) or 011-813-5551-2225 (facsimile).

Very truly yours,

Dentsu Inc.

By: T. Hirose
Name: Toru Hirose
Title : Director
Investor Relations Division

Enclosures

COMMUNICATIONS EXCELLENCE DENTSU

DENTSU NEWS

DENTSU INC. CORPORATE COMMUNICATIONS DIVISION

TOKYO HEAD OFFICE, 1-11, TSUKIJI, CHUO-KU, TOKYO 104-8426 TEL. (03) 5551-5923 FAX. (03) 5551-2013 URL: http://www.dentsu.com

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
E-mail: t.hotta@dentsu.co.jp

FOR IMMEDIATE RELEASE
March 7, 2002

Dentsu to Participate in New Holding Company Formed by the Merger of Publicis and Bcom3

— Building a New Global Alliance in Japan, the U.S. and Europe —

Dentsu Inc. (President: Yutaka Narita; Head Office: Tokyo; Capital: ¥58,967.1 million) announced today that it has reached a basic agreement to form a strategic global alliance with a new company created through the merger of Bcom3 Group, Inc., a U.S. based communications group and Publicis Groupe S.A., a major European communication group headquarted in France. Dentsu, which has a financial and strategic alliance with Bcom3, will acquire 15% of the total shares of the new company to be called Publicis Groupe.

Publicis Groupe, founded in 1926, is Paris based and ranks sixth among the world's largest communications groups. Its group of companies comprises agency brands Publicis and Saatchi & Saatchi and media buying companies Zenithmedia and Optimedia. Bcom3 was created in 2000 through the merger of the Leo and MacManus Groups, with a capital investment from Dentsu, and ranks seventh among its peers. Its network includes Leo Burnett, D'Arcy, and media buying company Starcom MediaVest. Through the merger of the two groups, the new holding company will become the fourth largest in the world in terms of gross income and will hold the world's second largest media group in the field.

This alliance gives Dentsu vast opportunities to provide the best integrated communications service to its clients in global markets through strong global networks in Japan, the U.S. and Europe that are made possible by the partnership with the newly merged company.

Dentsu owns approximately 21% of Bcom3's shares. By acquiring the needed share to obtain 15% of the voting rights in the new Publicis company, the company will become a Dentsu affiliated company under the equity method of accounting. The added amount of investment will total approximately $500 million (approximately ¥66 billion).

Two members from Dentsu will participate in the Supervisory Board (a superior organization of the Management Board) of the new holding company. In addition, Dentsu and Publicis will discuss working together on specific projects on a global basis.

The final agreement between Dentsu and Publicis Groupe is scheduled for completion by June 30, 2002.

[Comments from the Management]

Yutaka Narita, President, Dentsu Inc.

"Dentsu, Publicis, and Bcom3 have many things in common, perhaps the most important of which is a corporate philosophy from which each agency operates its business.

The 'client first' principle is one of them. An approach to management that considers and cares for everyone involved, from employees, clients and shareholders to the media and other stakeholders, is another. We all endeavor to gain the respect of society. In addition, each of us has great respect for our roots and our founders, the spirit of whom has been cherished and carried on today. And as individual organizations, we have all successfully nurtured our own corporate culture and identity.

While respecting the fact that each network's brand sprang from and grew

in three different geographic areas – Europe, America and Japan – we aim to provide the very best marketing communication services covering every domain in the world market by integrating the power of the three corporations. By doing so, we believe we can win the confidence of clients and establish the very best global network. This is our mutual dream and common goal.

Lastly, we would like to mention that without the support of Madame Elisabeth Badinter, the daughter of the founder of Publicis, none of this would have come to see the light of day. Together with Maurice Lévy, CEO and Chairman of the Management Board, and Madame Elisabeth Badinter, we intend to build a strong partnership.

At the start of this new alliance, the Dentsu Group reiterates its determination to make further efforts in meeting the needs of its clients."

Maurice Lévy, CEO, Publicis Groupe S.A.

"There is a three-way alliance of global vision and complementary strengths that will deliver significant value to our clients. Bcom3 consists of some of the finest advertising and communications brands in the world, including Leo Burnett, D'Arcy, Manning, Selvage & Lee, BBH and the Starcom MediaVest media buying franchise. It is a rare and extremely attractive enterprise, with a unique culture, unparalleled creative portfolio, blue chip client list, and solid financial performance. We are honored to welcome them to the Publicis family.

In addition, our exciting new partnership with Dentsu gives our clients access to the second largest worldwide advertising market through the premier advertising company in Asia. Friendly ties were actually established in the sixties between Marcel Bleustein-Blanchet, our founder and Mr. Hideo Yoshida: I am glad that this partnership offers us new opportunities to build on this tradition.

We now become an extremely well balanced company, with 49 percent of our revenues going forward generated from North America, 37 percent from Europe, and 14 percent from Japan and the rest of the world. We are also enhancing our share in non-traditional creative services. Our focus has always been to be the best partner for our clients. Today that means providing companies with high

quality, global campaigns tailored for local markets with economies of scale and full range of marketing, research, and media services. We are delighted that in pursuing this goal we have become one of a handful of premier global communications firms in a rapidly consolidating market."

Roger Haupt, CEO, Bcom3 Group

"When we formed Bcom3 and partnered with Dentsu two years ago, we recognized the need for a multicultural approach toward building brands around the world. The global alliance we are announcing today vastly enhances our ability to provide superior expertise and services through premier brands and an extraordinary geographic base. We know firsthand the strength of Dentsu. And we know by reputation how Publicis respects individual agency cultures while capitalizing on administrative synergies. We are looking forward to a partnership that broadens our client resources, benefits our employees, and rewards our shareholders."

[Profile of the Corporations]

Dentsu Inc.

Company Name: Dentsu Inc.

Founded: 1901

Head Office: Tokyo, Japan

President: Yutaka Narita

Number of Employees (Consolidated companies): 11,168

Number of Offices: 41 cities in 27 countries

Consolidated Gross Profit: ¥301.8 billion (Fiscal year ended March 31, 2001)

Publicis Groupe S.A.

Official name: Publicis Groupe S.A.

Founded: 1926

Head Office: Paris, France

Chairman CEO: Maurice Lévy

Number of Employees: 20,592 (As of December 31, 2001)

Number of Offices: 182 cities in 102 countries

Revenue: 2,434 million euros (2001)

Bcom3 Group

Official name: Bcom3 Group, Inc.

Founded: 2000

Head Office: Chicago, U.S.A.

CEO: Roger Haupt

Number of Employees: Approximately 18,000

Number of Offices: 550 operating units in 92 countries

Revenue (Worldwide): $1,917.3 million (2001)

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